

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2017

Carlos A. Boero Hughes
Chief Financial Officer
Adecoagro S.A.
Vertigo Naos Building, 6, Rue Eugène Ruppert
L - 2453 Luxembourg

      Re: Adecoagro S.A.
             Form 20-F for the Year Ended December 31, 2016
             Filed April 28, 2017
             File No. 001-35052

Dear Mr. Hughes:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Selected Financial Data, page 1

1. We note from pages 4 through 8 that your presentation of the non-IFRS measures Adjusted Segment EBIT and Adjusted Segment EBITDA are reconciled to operating profit rather than net income. Please revise to reconcile these measures to net income pursuant to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

2. We note your reconciliations of Adjusted Free Cash Flow and Adjusted Free Cash from Operations at the bottom of page 9. Please explain the purpose of the reconciliations to the change in cash and cash equivalents. Additionally, to the extent you retain these reconciliations, please revise them, as well as your reconciliation of Net Debt, to begin with IFRS measures rather than non-IFRS measures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

3. Additionally, we note your Adjusted Free Cash Flow and Adjusted Free Cash from Operations measures include interest received (included in net cash used in investing activities), interest paid, proceeds from the sale of non-controlling interest in subsidiaries, and Expansion Capital expenditures. Please substantiate why these amounts are included in these non-IFRS measures and revise your usefulness disclosures accordingly to explain what these measures are intended to represent.

Financial Statements

Consolidated Statements of Changes in Shareholders' Equity, page F-7

4. Please explain further your application of the changes to IAS 16 and IAS 41 regarding bearer plants. In this regard, we note from page F-69 that you adopted the transitional rule that allowed you to apply the fair value of bearer plants as their deemed cost at January 1, 2014. However, paragraph 81M of the June 2014 Amendments to IAS 16 and IAS 41 issued by the IASB states that the differences resulting from its application should be recognized in opening retained earnings in the earliest year presented. Please explain why there is no such adjustment in your statement of changes in shareholders' equity.

Notes to the Consolidated Financial Statements

12. Property, plant and equipment, page F-38

5. We refer to your statement on page F-40 that depreciation charges are capitalized in property, plant, and equipment. Please tell us the nature of the depreciation charges that you capitalize and the authoritative accounting literature that supports the basis for your conclusions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Dana Brown at 202-551-3859 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure